

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 11, 2016

Michael Smith
Chief Financial Officer
Raptor Pharmaceutical Corp.
7 Hamilton Landing, Suite 100
Novato, California 94949

> **Re:** **Raptor Pharmaceutical Corp.**
> **Post-Effective Amendment No. 2 to Form S-3**
> **Filed February 26, 2016**
> **File No. 333-207370**

Dear Mr. Smith:

We have reviewed your post-effective amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page 3

1. We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2015 and that your Form 10-K incorporates Part III information by reference to your definitive proxy statement, which has not yet been filed. Please be advised that we cannot accelerate the effective date of your registration statement until you file the information required by Part III of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Kathleen M. Wells, Esq.
Latham & Watkins LLP